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                                                                    EXHIBIT 23.1





INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No.333-113995 of Albertson's, Inc., and subsidiaries (the "Company") on Form S-3 for the registration of 46 million Hybrid Income Term Security Units of our report dated March 25, 2004, which report expresses an unqualified opinion and includes explanatory paragraphs related to changes in the methods of accounting for goodwill, closed stores and vendor funds, and to the agreement to purchase all of the outstanding capital stock of JS USA Holdings Inc., appearing in the Annual Report on Form 10-K of the Company for the year ended January 29, 2004, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


/s/ Deloitte & Touche LLP

Boise, Idaho
April 28, 2004